Av. Brigadeiro Faria Lima, 4100 | São Paulo, SP 04538-132 Brazil T: 55.11.3927.7702 tstirnberg@milbank.com

September 29, 2021

VIA EDGAR TRANSMISSION

Ms. Myra Moosariparambil

Mr. Raj Rajan
Division of Corporation Finance

Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	GOL Intelligent Airlines Inc. Form 20-F for the fiscal year ended December 31, 2020 Filed March 29, 2021 File No. 001-32221 Response to Staff Comment Letter Dated September 15, 2021

Dear Ms. Moosariparambil and Mr. Rajan:

Reference is made to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) received by GOL Linhas Aéreas Inteligentes S.A. (“GOL Intelligent Airlines Inc.” or the “Company”) on September 15, 2021, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 29, 2021 and since amended on September 20, 2021.

The Staff has requested that the Company respond to the comment letter within ten business days or advise the Staff of when the Company will provide a response. On behalf of the Company, we hereby request an extension of an additional 10 business days to provide a response to the Staff’s comment letter.

Thank you for your consideration of this request for extension. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me, the Company’s counsel, at +55 (11) 3927-7702.

Sincerely,

/s/ Tobias Stirnberg

___________________________________
By: Tobias Stirnberg

cc:	GOL Linhas Aéreas Inteligentes S.A. Richard F. Lark, Jr. Chief Financial and Investor Relations Officer